

February 7, 2011

Shu Kaneko
Chief Financial Officer
Emerald Dairy Inc.
11990 Market Street, Suite 205
Reston, Virginia 20190

> **Re:** **Emerald Dairy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009, As Amended**
> **Filed April 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **Response Letter Dated January 25, 2011**
> **File No. 000-52174**

Dear Mr. Kaneko:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, As Amended, for Fiscal Year Ended December 31, 2009

Note 17. Equity, page F-32

Warrant Tender Offers, page F-34

1.   Your response to prior comment three in our letter dated December 21, 2010 explains that you have not recognized additional expense associated with the modification to warrants. As it appears additional value has been conveyed to warrant holders not contemplated in the original issuance, please tell us why this event did not trigger expense recognition. Although US GAAP does not directly address transactions of this

type, we believe it is appropriate to look to other areas for guidance. In this regard, we believe that guidance contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 are applicable in this situation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief